Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(dollar amounts presented below in millions)

	Three months ended March 31,	Year ended December 31,
	2014	2013	2012	2011	2010	2009
Fixed Charges:
Interest on notes payable (1)	$7.9	$31.5	$31.5	$31.1	$31.0	$31.0
Amortization related to notes payable (2)	0.3	1.5	1.3	1.0	0.9	0.8
Interest Component of Rental Expense	0.9	2.3	2.1	1.9	1.9	2.0
Fixed Charges - excluding interest credited on deposit contracts	9.1	35.3	34.9	34.0	33.8	33.8

Plus:
Interest Credited on Deposit Contracts, net (3)	229.6	933.4	944.2	962.2	937.7	881.4
Fixed Charges - including interest credited on deposit contracts	238.7	968.7	979.1	996.2	971.5	915.2

Earnings:
Pre-tax Income from Operations	94.1	274.1	270.1	273.2	278.3	170.9
Plus:
Fixed charges - excluding interest credited on deposit contracts	9.1	35.3	34.9	34.0	33.8	33.8
Earnings - excluding interest credited on deposit contracts	103.2	309.4	305.0	307.2	312.1	204.7

Plus:
Fixed charges - interest credited on deposit contracts	229.6	933.4	944.2	962.2	937.7	881.4
Amortization of capitalized interest (4)	14.1	48.1	38.3	32.1	21.4	7.9
Less:
Interest Capitalized (4)	9.6	49.5	49.7	68.3	59.6	42.5
Earnings - including interest credited on deposit contracts	$337.3	$1,241.4	$1,237.8	$1,233.2	$1,211.6	$1,051.5

Ratio of Earnings to Fixed Charges:
Excluding interest credited on deposit contracts	11.3	8.8	8.7	9.0	9.2	6.1
Including interest credited on deposit contracts	1.4	1.3	1.3	1.2	1.2	1.1

(1)	Represents interest expense on indebtedness.
(2)	Includes amortization of premiums, discounts, and capitalized expenses related to indebtedness, as well as amortization of a related terminated cash flow hedge.
(3)	Adjusted to include interest capitalized related to deferred sales inducements on annuity contracts, and exclude related amortization.
(4)	Relates to interest capitalized for deferred sales inducements on annuity contracts.